August 14, 2023

Pearlyne Paulemon

David Link

Jeffrey Lewis

Robert Telewicz

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C.

Re: Tenaya Group, Inc.

Amendment No. 2 to Form 10-12G

Filed June 20, 2023

File No. 000-56524

Dear Ms. Paulemon:

Form 10-12G/A filed June 20, 2023

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 15

1.We note your response to comment number 2. Please revise to indicate the largest aggregate amount of principal outstanding during the period for which the disclosure is provided. Also indicate the amount outstanding as of the latest practicable date.

The requested information has been added.

General

2.It appears you were subject to periodic reporting requirements after May 1, 2023. Please tell us when you plan to file your Form 10-Q for the quarterly period ended March 31, 2023.

March 31, 2023 will be filed contemporaneously.

/s/ Steven Arenal

Steven Arenal

Chief Executive Officer